UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 4, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 007, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4691769
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

At approximately 5:00 p.m. EST on November 4, 2022, Masterworks has ceased operating its secondary market bulletin board platform, including any secondary purchases and sales of the Class A shares of Masterworks 007, LLC (the “Company”), and any unfilled offers to buy or sell securities on the bulletin board have been cancelled. An alternative trading system operated by Templum Markets LLC (the “Templum ATS”), an SEC-registered broker-dealer and member of FINRA and SIPC in accordance with SEC Regulation ATS, will replace the secondary market bulletin board platform operated by Masterworks.

On or around 9:00 a.m. EST on November 14, 2022, Masterworks expects that the Class A shares of the Company will be available for trading on the Templum ATS. The Templum ATS can be accessed by investors through a link on the www.masterworks.com website. In order to execute a transaction on the Templum ATS, a buyer or seller of Class A shares must create a brokerage account with DriveWealth, LLC (the “Settling Broker”), which can be done through www.masterworks.com. To buy securities on the Templum ATS, investors must also fund the brokerage account in an amount sufficient to pay the full purchase price. Owners of Class A shares may submit a bid and ask quote to purchase or sell Class A shares, and to the extent any such bid or ask is matched with a counterparty’s bid or ask through the Templum ATS, such transaction will be executed and settled by the Settling Broker.

Due to regulatory compliance restrictions, the Templum ATS or certain features of the Templum ATS will not be available to residents of certain foreign countries. Non-U.S. residents are urged to visit www.masterworks.com or contact support@masterworks.com to determine whether, based on their country of residency, they can participate on the Templum ATS. In addition, Class A shares held by affiliates of the Company are “control” securities under U.S. federal securities laws and are subject to restrictions on transfer. If you hold more than 10% of the Company’s Class A voting shares, you may be deemed an affiliate of the Company and may be unable to participate on the Templum ATS or otherwise freely transfer your shares. The Company or its transfer agent may require you to provide a legal opinion and or other information to determine your affiliate status.

Masterworks currently expects to pay all costs and expenses associated with listing the Class A shares on the Templum ATS, establishment of brokerage accountants with the Settling Broker and trading and executing transfers of the Class A shares on the Templum ATS. Masterworks may at some point in the future require investors to pay costs or fees in connection with trading.

There can be no assurance that the Templum ATS will provide an effective means of selling your Class A shares. In light of a variety of factors, including, without limitation, the relatively small market capitalization of the Company, we cannot guarantee that the Templum ATS will provide a reliable or effective means of price discovery. Accordingly, any posted offer prices or historical transaction information reflected on the Templum ATS should not be construed as being representative of the fair value of the Company’s Class A shares or of the artwork owned by the Company.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 007, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: November 4, 2022